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                                                                  EXHIBIT 3(2)

            CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
                           OF CAPSURE HOLDINGS CORP.


It is hereby certified that:

     1. The name of the corporation (hereinafter called the "corporation") is Capsure Holdings Corp.

     2. The certificate of incorporation of the corporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new Article:

     "FOURTH:   The number of authorized shares of capital stock of the
Corporation is 30,000,000 of which 25,000,000 shares shall be Common Stock, par value five cents ($.05) per share, and 5,000,000 shares shall be Preferred Stock, par value one cent ($.01) per share. The Board of Directors is expressly granted the authority to issue the Preferred Stock in one or more series and to determine in the resolution or resolutions adopted by the Board of Directors providing for the issuance thereof (i) the powers, designation, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions of the shares of said series of Preferred Stock, (ii) any restrictions on the Corporation in connection with the Preferred Stock , and (iii) the amount of consideration received in respect of the Preferred Stock which shall be capital. The holder of each share of Common Stock shall have the right to one (1) vote per share on each matter submitted to the stockholders for a vote."

     3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on July 13, 1995.

/s/ Kelly L. Stonebraker
--------------------------------
Kelly L. Stonebraker
Vice President